UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“Boston”), today announced two-year follow-up data from its TAXUS IV clinical trial. The benefits reported at 12 months -- for patients who received a paclitaxel-eluting stent compared to patients who received a bare-metal stent -- were maintained at two years.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  September 29, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, September 29, 2004

BOSTON SCIENTIFIC ANNOUNCES TWO-YEAR FOLLOW-UP DATA FROM TAXUS IV

CLINICAL TRIAL

- Benefits maintained at two years -

VANCOUVER, BC and WASHINGTON, DC, September 29, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“Boston”), today announced two-year follow-up data from its TAXUS IV clinical trial. The benefits reported at 12 months -- for patients who received a paclitaxel-eluting stent compared to patients who received a bare-metal stent -- were maintained at two years. Boston Scientific made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

Boston reported that the results support safety and efficacy, as demonstrated by low rates of target lesion revascularization (retreatment rate, or TLR) that were maintained at two years. The TAXUS group reported a 5.6 percent (36/645) TLR rate compared with 17.5 percent (112/640) in the control group. The follow-up rate at two years was outstanding with 97 percent of patients returning. The rate of patients living free of TLR events was 94.4 percent at two years for the TAXUS group, as compared to 82.6 percent for the control group.

Boston’s results for diabetic patients (including oral and insulin-requiring diabetics) in the TAXUS group also showed that benefits were maintained at two years. The TLR rate for diabetics was 8.0 percent (12/150) compared to 22.0 percent (35/159) in the control group. Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare-metal stents, and may stand to benefit substantially from drug-eluting stent technology. Diabetic patients are expected to represent approximately 40 percent of coronary interventions.

“The TAXUS IV results at two years are exceptional and support the long-lasting safety and efficacy of paclitaxel-eluting stent technology,” said Gregg W. Stone, M.D., the study’s Principal Investigator and Professor of Medicine, Columbia University Medical Center in New York. “These outcomes establish the durability of the TAXUS stent in a broad range of complex patients and blockages, representing a true medical advance. At two-year follow-up, the incremental benefits of having received the TAXUS stent system rather than a bare-metal stent continue to increase with no evidence of late catch-up apparent.”

TAXUS IV is a randomized, double-blind pivotal trial designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 28 mm in length and 2.5 – 3.75 mm in diameter. The study, which enrolled 1,326 patients at 73 sites in the United States, is using Boston Scientific’s TAXUS™ Express™ coronary stent system. This system is built on the Express™ coronary stent system, which offers excellent deliverability to the treatment site and superb conformability to the vessel wall.

Boston Scientific has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12